Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 24, 2018	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record Third Quarter Sales and Earnings
Sales Growth in All Segments and Regions

MINNEAPOLIS (October 24, 2018) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 28, 2018.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 28, 2018	Sep 29, 2017	% Change	Sep 28, 2018	Sep 29, 2017	% Change
Net Sales	$415.9	$379.8	10%	$1,246.9	$1,099.9	13%
Operating Earnings	114.8	101.4	13%	339.9	289.3	17%
Net Earnings	92.7	75.5	23%	267.3	216.0	24%
Diluted Net Earnings per Common Share	$0.54	$0.43	26%	$1.54	$1.24	24%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$85.8	$66.8	29%	$252.5	$190.0	33%
Diluted Net Earnings per Common Share, adjusted	$0.50	$0.38	32%	$1.45	$1.09	33%
(1) Excludes impacts of excess tax benefits from stock option exercises and the effects of certain tax provision adjustments in the third quarter of 2018 and 2017. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.

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Sales for the quarter and year to date increased in all segments and regions. Effects of currency translation were not significant for the quarter and contributed 2 percentage points to year-to-date growth. Acquired operations contributed 3 percentage points of growth to both the quarter and the year to date.

•	Gross margin rate for the quarter was lower compared to the comparable period last year due to lower margin rates of acquired operations.

•
Expense leverage drove double-digit percentage increases in operating earnings for the quarter and year to date. Operating earnings as a percentage of sales increased in all segments except for Contractor, where changes in channel mix and spending related to future new product introductions led to a decrease in operating earnings.

•	Other expense increased $2 million for the quarter and $5 million year to date, mostly due to exchange losses on net assets of foreign operations.

•
The effective income tax rate decreased by 8 percentage points for the quarter and 4 percentage points for the year to date, as the net benefits of U.S. federal income tax reform were partially offset by the impact of decreases in excess tax benefits from option exercises. Excess tax benefits from option exercises decreased compared to last year by $1 million for the quarter and $11 million for the year to date.

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“Growth in sales and improved profitability in our Process segment contributed nicely to our results in the quarter,” said Patrick J. McHale, Graco's President and CEO. “The Industrial and Contractor segments also posted solid revenue gains over difficult comparisons from a year ago. Although planned investments in product development and unfavorable product mix weighed on Contractor segment profitability, sales growth in all segments and regions produced positive leverage in worldwide operating earnings.”
Consolidated Results

Sales for the quarter increased 10 percent, with increases of 8 percent in the Americas, 9 percent in EMEA and 14 percent in Asia Pacific (16 percent at consistent translation rates). Sales for the year to date increased 13 percent (11 percent at consistent translation rates), with increases of 10 percent in the Americas, 16 percent in EMEA (9 percent at consistent translation rates) and 21 percent in Asia Pacific (18 percent at consistent translation rates).

Changes in currency translation rates did not have a significant effect on sales for the quarter. For the year to date, change in currency translation increased sales by approximately $20 million (2 percentage points). Acquired operations contributed 3 percentage points of sales growth for both the quarter and year to date, including 6 percentage points of growth in EMEA.

Gross profit margin rate for the quarter decreased from the comparable period last year due to lower margin rates of acquired operations. The favorable effects of realized pricing and product and channel mix offset the impact of higher costs, including tariffs. Gross margin rate for the year to date was the same as the rate for the comparable period last year. The favorable effects of currency translation and realized pricing offset the unfavorable effects of lower margin rates of acquired operations and higher material costs.

Total operating expenses for the quarter increased $4 million (4 percent) compared to the third quarter last year, including approximately $1 million (1 percentage point) from acquired operations. Year-to-date operating expenses increased $29 million (9 percent) compared to the comparable period last year. The increase includes $6 million from acquired operations, approximately $4 million related to currency translation, $4 million of increases directly based on volume and earnings, and $3 million of incremental share-based compensation.

Other expense for the quarter and year to date includes $2 million and $4 million of exchange losses on net assets of foreign operations, respectively, compared to small gains in the comparable periods last year.

The effective income tax rate was 14 percent for the quarter and 17 percent for the year to date, down 8 percentage points and 4 percentage points from the comparable periods last year, respectively. Adjusted to exclude the impacts of excess tax benefits related to stock option exercises, the benefit from a $40 million contribution to a pension plan in 2018, and the benefits from certain tax planning activities in 2017 (see Financial Results Adjusted for Comparability below), the effective income tax rate was approximately 21 percent for both the quarter and year to date. The adjusted rate was lower than the 31 percent effective rate for the comparable periods last year due to the net effects of U.S. federal income tax reform legislation passed at the end of 2017.

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Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the Segment Information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$195.9	$84.6	$135.5	$581.5	$249.7	$415.7
Percentage change from last year
Sales	10%	15%	6%	14%	15%	11%
Operating earnings	14%	48%	(2)%	17%	35%	10%
Operating earnings as a percentage of sales
2018	36%	21%	24%	36%	21%	25%
2017	35%	16%	26%	35%	18%	25%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	5%	0%	0%	5%	5%	0%	1%	6%
EMEA	2%	10%	0%	12%	2%	11%	7%	20%
Asia Pacific	9%	8%	(2)%	15%	11%	7%	3%	21%
Consolidated	5%	5%	0%	10%	6%	5%	3%	14%

Industrial segment sales growth included $9 million for the quarter and $27 million for the year to date from acquired operations. Finishing systems sales and other project activity increased in the third quarter. Operating margin rates for the quarter and year to date increased from the comparable periods last year. Segment operating expenses for the quarter were flat compared to last year. For the year to date, the favorable effects of translation and volume more than offset the effects of purchase accounting and lower operating margins in acquired operations.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	11%	1%	0%	12%	13%	1%	1%	15%
EMEA	11%	0%	0%	11%	(1)%	1%	5%	5%
Asia Pacific	32%	1%	(3)%	30%	25%	1%	2%	28%
Consolidated	15%	1%	(1)%	15%	12%	1%	2%	15%

The Process segment had sales growth in all product applications. Operating margin rates for this segment improved by 5 percentage points for the quarter and 3 percentage points for the year to date, driven by higher sales volume, gross margin rate improvement and expense leverage.

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	8%	2%	(1)%	9%	9%	2%	0%	11%
EMEA	1%	0%	0%	1%	7%	0%	7%	14%
Asia Pacific	(9)%	0%	(3)%	(12)%	7%	0%	2%	9%
Consolidated	5%	1%	0%	6%	9%	1%	1%	11%

Increases in Contractor segment sales were led by double digit percentage increases in the home center channel in North America. A lower gross margin rate driven by channel mix, and spending related to product development and future new product introductions, led to a 2 percentage point decrease in operating margin rate for the quarter. Operating margin rates for the year to date were flat compared to last year. Favorable effects of currency translation were offset by increases in product development and volume and earnings-based incentive costs.

Outlook

“With the exception of EMEA, underlying demand in our key end markets and geographies remains solid, and we confirm our full-year outlook of mid-to-high single-digit organic sales growth on a constant currency basis for the full year 2018,” stated McHale. “While we expect to face headwinds from tariffs, material costs and currency translation in the fourth quarter, we still believe we are well positioned to deliver another year of record sales and earnings in 2018.”

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Financial Results Adjusted for Comparability

Excluding the impacts of tax benefits related to stock option exercises and the effects of certain tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 28, 2018	Sep 29, 2017	Sep 28, 2018	Sep 29, 2017
Earnings before income taxes	$108.1	$96.4	$320.7	$273.6

Income taxes, as reported	$15.4	$20.9	$53.4	$57.6
Excess tax benefit from option exercises	1.9	3.2	9.8	20.5
Tax provision adjustments	5.0	5.5	5.0	5.5
Income taxes, adjusted	$22.3	$29.6	$68.2	$83.6

Effective income tax rate
As reported	14.2%	21.7%	16.6%	21.0%
Adjusted	20.6%	30.8%	21.2%	30.5%

Net Earnings, as reported	$92.7	$75.5	$267.3	$216.0
Excess tax benefit from option exercises	(1.9)	(3.2)	(9.8)	(20.5)
Tax provision adjustments	(5.0)	(5.5)	(5.0)	(5.5)
Net Earnings, adjusted	$85.8	$66.8	$252.5	$190.0

Weighted Average Diluted Shares	173.0	174.6	174.0	173.8
Diluted Earnings per Share
As reported	$0.54	$0.43	$1.54	$1.24
Adjusted	$0.50	$0.38	$1.45	$1.09

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2017 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in tax rates or the adoption of new tax legislation; changes in currency translation rates; changes in laws and regulations; compliance with anti-

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corruption and trade laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2017 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 25, 2018, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on October 25, 2018, by dialing 888-203-1112, Conference ID #7187523, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through October 29, 2018.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 28, 2018	Sep 29, 2017	Sep 28, 2018	Sep 29, 2017
Net Sales	$415,936	$379,812	$1,246,854	$1,099,885
Cost of products sold	194,477	175,732	573,071	505,450
Gross Profit	221,459	204,080	673,783	594,435
Product development	15,734	14,552	47,135	43,473
Selling, marketing and distribution	57,270	57,381	182,741	167,353
General and administrative	33,676	30,712	104,054	94,329
Operating Earnings	114,779	101,435	339,853	289,280
Interest expense	3,583	3,901	10,707	12,110
Other expense, net	3,139	1,142	8,425	3,599
Earnings Before Income Taxes	108,057	96,392	320,721	273,571
Income taxes	15,376	20,932	53,390	57,551
Net Earnings	$92,681	$75,460	$267,331	$216,020
Net Earnings (Loss) per Common Share
Basic	$0.55	$0.45	$1.59	$1.29
Diluted	$0.54	$0.43	$1.54	$1.24
Weighted Average Number of Shares
Basic	167,247	168,069	167,860	167,592
Diluted	173,037	174,613	173,984	173,844

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 28, 2018	Sep 29, 2017	Sep 28, 2018	Sep 29, 2017
Net Sales
Industrial	$195,855	$178,461	$581,510	$509,719
Process	84,556	73,656	249,650	217,084
Contractor	135,525	127,695	415,694	373,082
Total	$415,936	$379,812	$1,246,854	$1,099,885
Operating Earnings
Industrial	$70,572	$61,790	$206,727	$177,121
Process	17,862	12,088	52,629	38,969
Contractor	32,739	33,471	102,532	93,249
Unallocated corporate (expense)	(6,394)	(5,914)	(22,035)	(20,059)
Total	$114,779	$101,435	$339,853	$289,280
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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